ANGLO AMERICAN

06014199

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SUPPL

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

31 May, 2006

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

- AA plc / Shell Coal Energy alliance
- Holding in Company

Director/PDMR Interests

- 19 April 2006
- 20 April 2006
- 26 April 2006
- 27 April 2006
- 3 May 2006
- 4 May 2006
- 9 May 2006
- 10 May 2006
- 10 May 2006
- 11 May 2006
- 15 May 2006
- 17 May 2006
- 18 May 2006
- 24 May 2006
- 26 May 2006 x 2

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

Butterfield trust - Director/PDMR Interests

- 28 April 2006
- 8 May 2006
- 12 May 2006
- 19 May 2006
- 30 May 2006

AA plc - Purchase of own shares to hold in treasury

- 25 May 2006
- 26 May 2006
- 30 May 2006 x 2
- 31 May 2006
- 1 June 2006
- 24 April 2006

For and on behalf of Anglo American plc

Yours faithfully

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 150 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN

Joint News Release

25 May 2006

ANGLO AMERICAN AND SHELL FORM A CLEAN COAL ENERGY ALLIANCE

Anglo American plc ("Anglo American") and Shell Gas & Power International B.V. ("Shell") today announced the formation of an Alliance in the field of coal conversion to clean energy.

The two leading companies aim to maximise the benefits from the emerging field of clean coal energy by taking selective equity positions in coal conversion projects. These projects will utilise the extensive coal reserves of Anglo American and combine its mining capabilities with Shell's leading-edge technologies. The objective is to extract, gasify and then convert coal into chemicals, hydrogen, power, liquid hydrocarbons and other uses.

Anglo American and Shell share common corporate values and a commitment to sustainable development, which will be applied to the Alliance and future projects. Burning the synthesis gas generated by the gasification of coal emits significantly lower quantities of greenhouse gases and pollutants than traditional coal burning and is the cleanest way to harness the energy potential of coal - the world's dominant fuel source.

Tony Trahar, Chief Executive of Anglo American, said, "The ability of Anglo American and Shell to form a clean coal energy Alliance, which has the potential to develop multiple projects, will create a sustainable competitive advantage, whilst creating value for shareholders of both the Alliance partners."

Linda Cook, Executive Director, Shell Gas & Power said, "This Alliance further advances the significant progress that Shell has made in developing clean coal energy. The technology, and the potential opportunities that it will unlock, is exciting and we look forward to working with Anglo American."

The Alliance partners are currently investigating an opportunity to incorporate Anglo American's Monash Energy Project, based in Australia, into the Alliance.

This project is exploring technologies that produce liquid fuels from non-conventional sources, such as coal. The project initially envisages a coalmine, drying and gasification plant, carbon dioxide capture and storage and a gas-to-liquids (GTL) plant with associated power generation.

For further information:

Anglo American
London:
Investor Relations
Charles Gordon +44 20 7968 8933

Media Relations
Pam Bell +44 20 7968 8568

Johannesburg:
Investor/Media Relations
Anne Dunn +27 11 638 4730
+27 82 448 2684

Shell
London:
Jonathon Charles +44 20 7934 3045

Note To Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Monash Energy is helping to meet the challenges of energy security and climate change by applying to brown coal advanced drying and gasification technologies to produce large volumes of ultra-clean synthetic diesel. Critically, the technologies chosen by Monash Energy enable separation of a concentrated stream of CO_2 that can be transported to injection wells in deep underground geological formations for secure storage. The core of the project is a large-scale commercial plant in Victoria's Latrobe Valley, drawing coal from its own mine and then drying and gasifying the coal for conversion into transport fuels.

Shell Gas & Power is a collective term for the separate and distinct companies within the Royal Dutch Shell plc (the Group) that carry out the Group's natural gas and power activities. Shell Gas & Power is engaged in activities spread across 30

countries throughout the world covering natural gas and LNG infrastructure and market development, marketing and trading of natural gas and electricity, power plant development and Gas to Liquids conversion.

Shell Gas & Power holds leading positions in all three key natural gas markets (Asia Pacific, Europe and North America), and owns interests in five operating LNG joint ventures that together produced approximately one-third (50 million tons) of the world's LNG production in 2004. With interests in five new LNG trains currently under construction, including a new project in Russia, Shell aims to further strengthen its portfolio of assets and technology to maintain global leadership in this growing sector.

More information is available at: www.shell.com/shellgasandpower-en

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 24 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 600,000 ordinary shares of Anglo American plc at prices equivalent to between £19.84 and £20.92 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 5,461,493 ordinary shares, representing 0.36 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

25 May 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 25 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 300,000 ordinary shares of Anglo American plc at prices equivalent to between £19.89 and £20.70 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 5,761,493 ordinary shares, representing 0.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

26 May 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 26 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 500,000 ordinary shares of Anglo American plc at prices equivalent to between £21.08 and £21.65 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 6,261,493 ordinary shares, representing 0.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

30 May 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 29 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 160,000 ordinary shares of Anglo American plc at prices equivalent to between £21.83 and £22.32 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 6,421,493 ordinary shares, representing 0.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

30 May 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 30 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 400,000 ordinary shares of Anglo American plc at prices equivalent to between £21.06 and £21.54 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 6,821,493 ordinary shares, representing 0.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

31 May 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 31 May 2006 the independent company referred to in the announcement of 23 March 2006 purchased 470,000 ordinary shares of Anglo American plc at prices equivalent to between £20.59 and £21.51 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 7,291,493 ordinary shares, representing 0.53 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

1 June 2006

END.

Anglo American plc
(the "Company")

Purchases of shares in Anglo American plc

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 475,000 of its ordinary shares on 21 April 2006 at prices between £23.88 and £24.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc also announces that on 21 April 2006 the independent company referred to in the announcement of 23 March 2006 purchased 136,922 ordinary shares of Anglo American plc at prices equivalent to between £23.68 and £24.61 per share.

Following the above transactions, Anglo American plc holds 10,921,702 ordinary shares in treasury, and has 1,517,055,236 ordinary shares in issue (excluding treasury shares) and the independent company holds 266,922 ordinary shares, representing 0.01 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

24 April 2006

END.

Anglo American plc ("the Company")

Director/PDMR's Interests

The Company announces that on 18 April 2006 Mr R S Robertson, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
32,000	£10.025	£24.08

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Joint Deputy Company Secretary
19 April 2006

Anglo American plc ("the Company")

Director/PDMR's Interests

The Company announces that on 20 April 2006 Mr R S Robertson, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
36,323	£11.50	£24.50

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Joint Deputy Company Secretary
20 April 2006

Anglo American plc
(the "Company")

The following amends the Director/PDMR announcement released today at 14.09 under RNS number 0388C.

The announcement was made as a result of notification by Anthony H Markham of Maitland & Co which was not clear from the previous version.

Notification of a change in interest in shares in the Company pursuant to the provisions of Section 202(4) of the Companies Act 1985 ("the Act") and Disclosure Rules set out in the Financial Services Authority Handbook ("the Disclosure Rules").

The following notification was received by the Company on 25 April 2006:

"Notification of a change in interest in Ordinary Shares of US$ 0.50 each ("Ordinary Shares") in Anglo American plc ("the Company") pursuant to the provisions of Sections 198(1), 202(3) and 202(4) of the Companies Act 1985 ("the Act") and pursuant to Paragraph 3.1.2 of the Disclosure Rules and Paragraph 22 of the Model Code

1. I have been authorised and instructed by the entities specified below on their respective behalves to make notifications in relation to the transactions specified below.

2. The entities concerned are:

   2.1 Nakshatra Reserves Limited ("Nakshatra Reserves") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;

   2.2 Marinda Reserves Limited ("Marinda Reserves") of 9 Columbus Centre, aforesaid;

   2.3 Theseus Trustees (Bermuda) Limited ("the Theseus Bermuda Trustees") of Richmond House, 12 Par-la-Ville Road, Hamilton, Bermuda;

   2.4 Codan Trust Company Limited ("the Codan Trustees") of Richmond House, aforesaid.

3. **Notification pursuant to Sections 198(1), 202(3) and 202(4) of the Act**

   3.1 I have been authorised and instructed by Codan Trust Company Limited of Richmond House 12 Par-le-Ville Road, Hamilton, Bermuda on its behalf the following notification in relation to the transaction specified below.

   3.2 On 20 December 2005, Codan Trust Company Limited, Nakshatra Reserves and Marinda Reserves advised the Company that they had a notifiable interest in 59,120,951 Ordinary Shares of the Company, registered as follows:

Company	No of Ordinary Shares
EO&S Holdings	47,250,206
Merrill Lynch International	5,000,000

804255
0500C

Debswana Diamond Company (Proprietary) Limited	6,870,745

3.3 I have been instructed to give notice to the Company pursuant to the provisions of sections 198(1), 202(3) and 202(4) of the Act of the matters referred to below. This notice is given in fulfilment of, and for the express purpose of, discharging the obligations imposed on the entities referred to above by the said sections and related provisions of Part VI of the Act.

3.4 Following a transaction which took place on 24 April 2006, Codan Trust Company Limited ceased to have a notifiable interest in Ordinary Shares of the Company.

3.5 Nakshatra Reserves and Marinda Reserves do not have a notifiable interest in Ordinary Shares of the Company.

4. **Notification pursuant to Paragraph 3.1.2 of the Disclosure Rules and Paragraph 22 of the Model Code**

4.1 Mr Nicolas Frank Oppenheimer ("Mr Oppenheimer") is a director of the Company.

4.2 The Theseus Bermuda Trustees are connected with Mr Oppenheimer for the purposes of Disclosure Rule 3.1.2 and the Model Code in relation to trusts of which he is a potential beneficiary and accordingly the Theseus Bermuda Trustees have a responsibility to notify certain transactions to the Company.

4.3 The Company is the issuer in relation to which this disclosure is made.

4.4 By virtue of a gratuitous transaction which took place in Bermuda on 24 April 2006 in all the voting shares in E Oppenheimer & Son Group Holdings Limited ("Group Holdings"), and the shares of Nakshatra Reserves, companies which have an indirect interest in 59,120,951 Ordinary Shares of the Company, the trusts upon which Theseus Bermuda Trustees holds the voting shares of Group Holdings and the shares of Nakshatra Reserves changed. Mr NF Oppenheimer continued to be a potential beneficiary of such trusts and his interest in 59,120,951 Ordinary Shares of the Company did not change.

4.5 This notification is given in fulfilment of and for the express purpose of discharging the obligations imposed upon Theseus Bermuda Trustees under Disclosure Rule 3.1.2 and paragraph 22 of the Model Code.

Anthony H Markham

Maitland & Co"

Andy Hodges
Deputy Secretary
26 April 2006

Anglo American plc ("the Company")

Director/PDMR's Interests

The Company announces that on 25 April 2006 Mr J N Wallington, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
10,000	£9.28	£24.312091

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
26 April 2006

Anglo American plc ("the Company")

Director/PDMR's Interests

The Company announces that on 26 April 2006 Mr P Smith, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
31,500	£9.28	£24.26

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
27 April 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 26,238,306 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 April 2006	129,778
25 April 2006	111,611
26 April 2006	72,000
27 April 2006	39,000
28 April 2006	51,000

The Company was advised of these transactions on 28 April 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P L Zim
A J Trahar	P M Baum
	R Havenstein
	R M Godsell
	R S Robertson
	P Smith(2)
	J N Wallington(1)

(1) Mr Wallington (a PDMR of the Company) was connected with a transaction that took place on 25 April 2006 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement.
(2) Mr Smith (a PDMR of the Company) was connected with a transaction that took place on 26 April 2006 in respect of 31,500 Ordinary Shares, which was the subject of a separate announcement.

Andy Hodges
Company Secretary
28 April 2006

ANGLO AMERICAN plc (the "Company")

DIRECTORS' / PDMR's INTERESTS

The Company announces that on 2 May 2006, a conditional award over 30,360 ordinary shares of US$0.50 in the capital of the Company ("Shares") granted to Mr René Médori upon his appointment as a director in 2005, matured and the 30,360 Shares were released to him and sold:

Name of Director	Number of Shares released and immediately sold	Sale price per Share
Mr R Médori	30,360*	£23.741

* Of the 30,360 Shares, 12,448 Shares were sold to satisfy tax and national insurance due on the release of the award.

The Company also announces that on 3 May 2006 Mr R S Robertson, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
25,000	£9.28	£24.60

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
3 May 2006

ANGLO AMERICAN PLC (the "Company")

PDMR/DIRECTORS' INTERESTS

The Company announces that, in terms of the Company's Dividend Reinvestment Plan, the following director acquired shares on 4 May 2006:

Name of Director	Number of Ordinary Shares of US$0.50 each
Dr C E Fay	155 at £24.4543 per share

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

N Jordan
Company Secretary
4 May 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 25,925,547 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
1 May 2006	0
2 May 2006	0
3 May 2006	74,300
4 May 2006	104,920
5 May 2006	133,539

The Company was advised of these transactions on 5 May 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson [(1)]
	P Smith
	J N Wallington

[(1)] Mr Robertson, (a PDMR of the Company) was connected with a transaction that took place on 3 May 2006 in respect of 25,000 Ordinary Shares, which was the subject of a separate announcement.

N Jordan
Company Secretary
08 May 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr R Médori

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

\-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Anglo American plc Savings-Related Share Option Scheme (SAYE)

7) Number of shares/amount of stock acquired

\-

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

\-

12) Price per share

\-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

27 April 2006 (Advised by savings carrier 5 May 2006).

18) Period during which or date on which exercisable

1 September 2013

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

951 Ordinary shares of US$0.50 each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£17.97

22) Total number of shares or debentures over which options held following this notification

951 Ordinary shares of US$0.50 each

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7968 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification...9 May 2006

Anglo American plc
(the "Company")

Directors' appointments

The Company announces that on 9 May 2006, Mr R C Alexander a Non Executive Director of the Company, was appointed as a Director of Foster Wheeler Ltd. (Nasdaq: FWLT).

This notification is intended to satisfy the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
10 May 2006

Anglo American plc (the "Company")

Directors' Interests

The Company announces that it was notified on 10 May 2006 by Mr D A Hathorn, an Executive Director of the Company, that on 8 May 2006 he sold 11,224 Shares at a price of ZAR275.03 per Share. Such shareholding was included in previous declarations of Mr Hathorn's direct beneficial interest in Shares which accordingly has been reduced by 11,224 Shares.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
10 May 2006

Anglo American plc ("the Company")

PDMR's Interests

The Company announces that on 10 May 2006 Mr A E Redman, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
3,000	ZAR51.25	£25.27

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Joint Deputy Company Secretary
11 May 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 25,199,002 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
8 May 2006	64,900
9 May 2006	248,328
10 May 2006	124,173
11 May 2006	151,388
12 May 2006	137,756

The Company was advised of these transactions on 12 May 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman (1)
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

(1) Mr Redman, (a PDMR of the Company) was connected with a transaction that took place on 10 May 2006 in respect of 3,000 Ordinary Shares, which was the subject of a separate announcement.

Andy Hodges
Company Secretary
12 May 2006

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 15 May 2006, Mr S R Thompson a Director of the Company, exercised 15,750 Long Term Incentive Plan Options originally granted in 2003, for a nominal consideration of £1.00, over ordinary shares of US$0.50 in the capital of the Company ("shares").

Accordingly his beneficial interest in the Company has risen by 15,750 shares.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
15 May 2006

ANGLO AMERICAN PLC (the "Company")

PDMR/DIRECTORS' INTERESTS

The Company announces that, on 23 May 2006, Mr R S Robertson a Person Discharging Managerial Responsibility ("PDMR") of the Company, exercised 5,367 Long Term Incentive Plan Options originally granted in 2003, for a nominal consideration of £1.00, over ordinary shares of US$0.50 in the capital of the Company ("shares").

2,613 shares were immediately sold to settle the Tax and National Insurance Liability. Accordingly his beneficial interest in the Company has risen by 2,754 shares.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
24 May 2006

ANGLO AMERICAN PLC (the "Company")

PDMR/DIRECTORS' INTERESTS

The Company announces that, on 16 May 2006, Mr R J King a Person Discharging Managerial Responsibility ("PDMR") of the Company, exercised 14,908 Long Term Incentive Plan Options originally granted in 2003, for a nominal consideration of £1.00, over ordinary shares of US$0.50 in the capital of the Company ("shares").

7,258 shares were immediately sold to settle the Tax and National Insurance Liability. Accordingly his beneficial interest in the Company has risen by 7,650 shares.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
17 May 2006

ANGLO AMERICAN PLC (the "Company")

PDMR/DIRECTORS' INTERESTS

The Company announces that, on 17 May 2006, Mr J N Wallington a Person Discharging Managerial Responsibility ("PDMR") of the Company, exercised 3,938 Long Term Incentive Plan Options originally granted in 2003, for a nominal consideration of £1.00, over ordinary shares of US$0.50 in the capital of the Company ("Shares").

Accordingly his beneficial interest in the Company has risen by 3,938 Shares.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Nick Jordan
Company Secretary
18 May 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 25,052,862 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
15 May 2006	57,324
16 May 2006	51,560
17 May 2006	10,754
18 May 2006	26,502
19 May 2006	0

The Company was advised of these transactions on 19 May 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
19 May 2006

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On the 26 May 2006, the Company was advised by its South African Transfer Secretaries that Messrs N F Oppenheimer and A J Trahar each acquired one ordinary share of US$0.50 in the capital of the Company (the "Shares") at a price of R270.9565 per Share, in terms of the Company's Dividend Reinvestment Plan ("DRIP").

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

G A Wilkinson
Deputy Secretary
26 May 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 24,984,338 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
22 May 2006	13,000
23 May 2006	10,800
24 May 2006	27,224
25 May 2006	17,500
26 May 2006	0

The Company was advised of these transactions on 26 May 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
30 May 2006

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

On Friday 26 May 2006, Anglo American plc (the "Company") was advised that, as at 22 May 2006, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 104,284,426 ordinary shares of the Company, representing 6.93% of the issued share capital. The shares are registered per the attached schedule.

Company	Registered Holder	Number of Shares	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	51,583,502	3.43%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	22,849	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	106,583	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	291,393	0.02%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	209,090	0.01%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	477,934	0.03%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	4,110,621	0.27%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	24,686,355	1.64%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	68,654	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,084,530	0.07%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	51,038	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,730,839	0.12%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	853,617	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	683,091	0.05%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	590,481	0.04%
Quantative Asset Management	ABSA Nominees	158,259	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	146,556	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,431,778	0.16%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	301,062	0.02%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	3,739,488	0.25%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	115,568	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,329,950	0.22%
Old Mutual (STRAC)	Nedcor Bank Nominees	1,500	0.00%
BOE Private Clients	Nedbank Nominees Ltd	3,327,068	0.22%
BOE Private Clients	Registered Own Name	1,500	0.00%
BOE Fiduciary	Nedcor Bank Nominees	92,066	0.01%
Acadian Asset Management Inc	Clients of Acadian	243,749	0.02%

Livforsakringsaktiebolaget Skandia (Skandia Liv)	Livforsakringsaktiebolaget Skandia (Skandia Liv)	192,234	0.01%
Royal Skandia Life Assurance Ltd	Royal Skandia Life Assurance Ltd	10,071	0.00%
		104,284,426	6.93%
		Total Shares issued	
		1,504,252,674	

N Jordan
Secretary
31 May 2006